SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated April 26, 2019.

TRANSLATION

Buenos Aires, April 26, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: General Ordinary and Extraordinary

Shareholders’ Meeting of YPF S.A.

held on April 26, 2019 Summary

Dear Sirs:

The purpose of this letter is to comply with the requirements of the ByMA Listing Regulations. In that connection, YPF S.A. (“YPF” or the “Company”) hereby informs that on April 26, 2019, after having complied with all applicable legal requirements, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF was convened at 10:00 AM at the corporate headquarters, with 94.74% of YPF’s outstanding capital stock represented.

Below is a description of the resolutions adopted upon consideration and discussion of each of the matters on the agenda:

1. Appointment of two shareholders to sign the minutes of the meeting.

The Shareholders’ meeting resolved by a majority of computable votes to designate the representatives of the Argentine National Government—Secretary of Government of Energy for Class “A” and Fondo de Garantía de Sustentabilidad (FGS) del Régimen Previsional Público de Reparto -ANSES- Ley 26,425 to sign the minutes of the meeting.

2. Exemption from the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the creation of a long-term share compensation plan for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

The Shareholders’ meeting approved by a majority of computable votes to exempt the preemptive offer of shares as provided in Article 67 of Law No. 26,831 for the authorization to deliver in a timely manner the treasury shares acquired to beneficiary employees of the Long-Term Stock-based Compensation Program; and to include in the proposal for allocation of the results of the fiscal year the creation of a special reserve fund to acquire shares of the Company to be allocated to said Plan, where applicable (according to Articles 64 and 67 of Law No. 26,831).

3. Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, individual and consolidated, with their notes, charts, exhibits and related documents, and the Reports of the Supervisory Committee and Independent Auditor corresponding to Fiscal Year No. 42, which began on January 1, 2018 and ended on December 31, 2018.

The Shareholders’ meeting resolved by a majority of computable votes to approve the documentation under consideration, without modifications.

4. Use of profits accumulated as of December 31, 2018. Constitution of reserves. Declaration of dividends.

The Shareholders’ meeting resolved by a majority of computable votes to approve the following:

To: (a) allocate the sum of Ps. 280 million to constitute a Reserve for the purchase of own shares in accordance with the section entitled “Bonus and incentive plans” of the Annual Report in order to grant the Board the possibility of acquiring owned shares at the time it deems appropriate, and to comply, during the execution of the plans, with its current and future commitments, (b) allocate the sum of Ps. 33,235 million to constitute an investment reserve for investments in the terms of Article 70, third paragraph of the General Companies Law No. 19,550 (TO 1984) and its amendments, and (c) allocate the sum of Ps. 4,800 million to a reserve for future dividends, empowering the Board of Directors, up to the date of the next General Ordinary Shareholders Meeting that will consider the Financial Statements closed as of December 31, 2019, to determine the opportunity and amount for its distribution, taking into account the financial and availability of funds as well as operating results, investments and other aspects that it considers relevant in the development of the activities of the Company, or its application in accordance with the provisions of article 224, second paragraph of the General Companies Act and other applicable regulations.

5. Determination of remuneration for the Independent Auditor for the fiscal year ended December 31, 2018.

The Shareholders’ meeting resolved by a majority of computable votes to approve for Deloitte & Co. S.A. for its audit services as Independent Auditor for the accounting documentation as of December 31, 2018 and the quarterly information as of 2018 a remuneration of Ps. $46,562,625.

6. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2019 and determination of its remuneration.

The Shareholders’ meeting resolved by a majority of computable votes to approve the following: (a) To appoint Deloitte & Co S.A. as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2019, and (b) that Deloitte & Co. S.A.’s remuneration will be set by the Shareholders’ Meeting at which the annual financial statements for the fiscal year 2019 will be considered, being noted that Messrs. Ricardo Cesar Ruiz and Diego Octavio De Vivo have been designated as certifying accountants for Deloitte & Co. S.A.

7. Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2018.

The Shareholders’ Meeting resolved by a majority of computable votes to approve the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended on December 31, 2018.

8. Remuneration of the Board of Directors for the fiscal year ended on December 31, 2018.

The Shareholders’ Meeting resolved by a majority of computable votes to approve a total remuneration of Ps. $59,409,655 for the Board of Directors for the fiscal year ended December 31, 2018.

9. Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2018.

The Shareholders’ Meeting resolved by a majority of computable votes to approve a total remuneration of Ps. $5,124,012 for the Supervisory Committee for the fiscal year ended December 31, 2018.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders’ Meeting resolved by a majority of computable votes to set the number of the Supervisory Committee of YPF of three (3) regular members and three (3) alternate members.

11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

The Argentine National Government designated, at a Special Class A Shareholder’s Meeting, Messrs. Guillermo Stok as regular member of the Supervisory Committee and Alejandro Fabián Díaz as alternate member of the Supervisory Committee, for the statutory period of one fiscal year.

12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

A majority of computable votes of Class D shares approved to designate Ms. María Dolores Pujol and Ms. Raquel Inés Orozco as regular members of the Supervisory Committee and Ms. Pilar Passaglia and Ms. Hebe Cereseto as alternate members of the Supervisory Committee, all of them for the statutory period of one fiscal year.

13. Determination of the number of regular and alternate members of the Board of Directors.

The Shareholders’ Meeting resolved by a majority of computable votes to set the number of members of the Board of Directors at twelve (12) regular members and eleven (11) alternate members.

14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The Argentine National Government designated Emilio José Apud, at a Special Class A Shareholders’ Meeting, as a regular Director with a tenure of one fiscal year.

15. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

A majority of computable votes of Class D shares approved to:: (i) designate Messrs. Miguel Ángel Gutiérrez, Roberto Luis Monti, Norberto Alfredo Bruno, Néstor José Di Pierro, Ignacio Perincioli, Gabriel Alejandro Fidel, Miguel Ángel Pesce, Carlos Alberto Felices, Daniel Gustavo Montamat, Fabián Jorge Rodríguez Simón and Lorena Sánchez as regular Directors, each with a tenure of one fiscal year, and (ii) designate Messrs. Gerardo Damián Canseco, Liliana Amelia Murisi, Fernando Martín Cerdá, Lucio Mario Tamburo, Miguel Lisandro Nieri, María Cristina Tchintian, Carlos Alberto Alfonsi, Santiago Martínez Tanoira, Marcos Miguel Browne and Fernando Pablo Giliberti as alternate Directors, each with a tenure of one fiscal year.

16. Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2019.

The Shareholders’ meeting resolved by a majority of computable votes to authorize the approval of payments by the Board of Directors on account of fees of directors and members of the Supervisory Committee for the 2019 fiscal year, according to the following details: (i) $76,576,632 for fees to directors and members of the Supervisory Committee; (ii) $10,450,000 as remuneration for the execution of special commissions that could be assigned to members of the Board of Directors during the fiscal year, not included in the amount indicated in (i) above; totaling the sum of $87,026,632.

17. Consideration of the merger by absorption by YPF S.A., as absorbing company, of Bajo del Toro I S.R.L. and Bajo del Toro II S.R.L., as the absorbed companies, in accordance with Article 82 et. seq. of the General Corporations Law No. 19.550 (Ley General de Sociedades), Article 77, Article 78 et. seq. and related regulations of the Profit Tax Law (Ley de Impuesto a las Ganancias), as amended, and Article 105 to Article 109 of its regulatory decree.

The Shareholders’ meeting resolved by a majority of computable votes to approve the merger by absorption by YPF of Bajo del Toro I S.R.L and Bajo del Toro II S.R.L., as absorbed companies that will be dissolved without liquidation, in accordance with Article 82 et. seq. of the General Corporations Law No. 19,550, which merger shall be effective as of January 1, 2019 inclusive.

18. Consideration of the Special Merger Balance Sheet (Special Merger Financial Statements) of YPF S.A. and the Consolidated Merger Balance Sheet (Consolidated Assets Merger Balance Sheet) of YPF S.A., Bajo del Toro I S.R.L. and Bajo del Toro II S.R.L., each as of December 31, 2018, and the corresponding Supervisory Committee and Independent Auditor reports.

The Shareholders’ meeting resolved by a majority of computable votes to approve: 1) the use of: (i) the individual annual financial statements of the Company for the year ended December 31, 2018 which were considered and approved by the Company’s Board of Directors; and (ii) the individual annual financial statements of Bajo del Toro I S.R.L. and Bajo del Toro II S.R.L. which were approved by their respective management, for the purposes of the financial statements required under Article 83, first paragraph, subsection (b) of General Corporations Law No. 19,550 and other applicable regulations; and 2) the Consolidated Merger Assets Balance Sheet of YPF S.A., Bajo del Toro I S.R.L. and Bajo del Toro II S.R.L., as of December 31 2018, for the purposes of the financial statements required under Article 83, fourth paragraph, subsection (d) of General Corporations Law No. 19,550 and other applicable regulations, which include their respective Notes, as well as the Auditor’s Report and the Supervisory Committee’s Report.

19. Consideration of the Prior Merger Agreement and the Merger by Absorption Prospectus.

The Shareholders’ meeting resolved by a majority of computable votes to approve: (i) the Prior Merger Agreement among YPF S.A., Bajo del Toro I S.R.L. and Bajo del Toro II S.R.L.; and (ii) the text of the Merger by Absorption Prospectus.

20. Authorization to sign the Definitive Merger Agreement in the name and in representation of the Company.

The Shareholders’ meeting resolved by a majority of computable votes to approve the following: (i) to authorize the Regular Directors of the Company so that any of them separately may execute, in the name and on behalf of the Company, the Definitive Merger Agreement under the terms of section 83, subsection 4 of General Corporations Law No. 19.550; and (ii) to empower any of the persons previously authorized and any of Daniel González, Germán Fernández Lahore, Lorena Sánchez and/or any person appointed by any of them, separately, to make the legal publications, attach, subscribe, initialize, and /or disaggregate documents, make filings, provide any requested indications and clarifications, and to carry out, in general, any actions relating to the Merger, to represent the Company before the National Securities Commission, Bolsas y Mercados Argentinos S.A. (ByMA), the Superintendency of Legal Entities (Inspección General de Justicia), and any other applicable public or private agency or entity, in order to obtain the necessary authorizations and registrations, with power to approve such amendments as may be proposed by said agencies, and execute any public or private instrument and applicable documents to register the Merger.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 29, 2019	By:	/s/ Diego Celaá

	Name:	Diego Celaá
	Title:	Market Relations Officer